[William Lyon Homes Letterhead]

February 23, 2009

BY FEDERAL EXPRESS & EDGAR

CONFIDENTIAL TREATMENT REQUESTED BY

William Lyon Homes

Pursuant to 17 CFR 200.83

Michael D. Grubbs

Phone: (949) 476-5475

FAX: (949) 252-2575

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

100 “F” Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	William Lyon Homes

Form 10-K for Fiscal Year Ended December 31, 2007

Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 And September 30, 2008

File No. 1-31625

Dear Mr. Decker:

William Lyon Homes (the “Company”) hereby responds to the comment letter of the Securities and Exchange Commission dated December 17, 2008 with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 and Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008. For ease of the Staff’s review, we have included in bold type below each of the comments in the comment letter followed by the Company’s response thereto.

Please note that effective on July 25, 2006, the Company became a privately held company upon the successful completion of a tender offer by General William Lyon, the Company’s Chairman and Chief Executive Officer. The Company now has no public shareholders and has terminated registration of its common stock. The Company is wholly-owned by General Lyon and certain family trusts. In addition, the Company’s subsidiary, William Lyon Homes, Inc. has withdrawn its 10  3/4% Senior Notes and its 7  1/2% Senior Notes from listing on the New York Stock Exchange. Following the delisting, William Lyon Homes, Inc. terminated the registration of its Senior Notes under the Securities Exchange Act of 1934 (the “Exchange Act”). William Lyon Homes, Inc. also has 7  5/8% Senior Notes outstanding that were never listed on any national exchange or otherwise registered under the Exchange Act. Lastly, for each series of Senior Notes, neither the Company nor William Lyon Homes, Inc. has any ongoing filing obligations under Section 15(d) of the Exchange Act.

As a result of the foregoing, the Company (as Guarantor of the Senior Notes) files Exchange Act reports only as a so-called “voluntary filer” in order to comply with certain customary reporting covenants that are contained in William Lyon Homes Senior Note indentures.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

General

2.	On page 36, you indicate that during the last half of the fourth quarter of 2005, you began experiencing slowing in new orders, increases in cancellations and increasing price pressures from competitors. This softening in your markets continued in 2006 and 2007 and is expected to continue in 2008. We note that the dollar amount of backlog of homes sold but not closed was $107.9 million as of December 31, 2007, down 63.5% from $295.5 million as of December 31, 2006. We also note that cancellation rates were 33% in fiscal 2006 and fiscal 2007. As such, please expand your backlog disclosures to address the following:

•	Given the cancellation rates in 2007, please disclose how backlog is affected by cancellation rates;

•	Please disclose any trends in backlog by each geographic segment and the potential impact on revenue, impairment assessments and liquidity.

In future filings, the Company will expand its discussion and analysis of trends in backlog, including the impact cancellation rates have on backlog, substantially as follows:

•

Homes in backlog are generally closed within three to six months. The dollar amount of backlog of homes sold but not closed on a combined basis as of December 31, 2007 was $107.9 million, down 63.5% from $295.5 million as of December 31, 2006. The significant decrease in backlog during this period reflects a decrease in net new order activity of 15.8% to 1,855 homes in the 2007 period compared to 2,202 homes in the 2006 period. In addition, the dollar amount of backlog is affected by recent average sales prices for new home orders, and the Company experienced a decrease of 20.7% in the average sales price of homes in backlog to $387,000 as of December 31, 2007 compared to $488,000 as of December 31, 2006. An increase in the Company’s cancellation rates generally has an adverse effect on the Company’s backlog, whereby cancelling the sales contract and decreasing backlog. Cancellation rates were 33% in the 2007 period, 33% in the 2006 period and 16% in the 2005 period.

In California, the dollar amount of backlog decreased 61.4% to $85.5 million as of December 31, 2007 from $221.2 million as of December 31, 2006, which is attributable to a decrease in net new home orders in California of 5.5% to 1,325 homes in the 2007 period compared to 1,402 homes in the 2006 period, and a decrease of 25.8% in the average sales price of homes in backlog to $462,000 as of December 31, 2007 compared to $623,000 as of December 31, 2006. In California, the cancelation rate increased to 32.8% for the period ended December 31, 2007 from 31.4% for the period ended December 31, 2006.

In Arizona, the dollar amount of backlog decreased 69.9% to $15.6 million as of December 31, 2007 from $51.9 million as of December 31, 2006. The decrease is attributable to a decrease in net new home orders in Arizona of 23.7% to 296 homes in the 2007 period compared to 388 homes in the 2006 period, and a decrease of 14.3% in the average sales price of homes in backlog to $233,000 as of December 31, 2007 compared to $272,000 as of December 31, 2006. In Arizona, the cancelation rate decreased to 33.2% for the period ended December 31, 2007 from 46.0% for the period ended December 31, 2006.

In Nevada, the dollar amount of backlog decreased 69.6% to $6.8 million as of December 31, 2007 from $22.4 million as of December 31, 2006, which is attributable to a decrease in net new home orders in Nevada of 43.2% to 234 homes in the 2007 period compared to 412 homes in the 2006 period, and a decrease of 32.6% in the average sales price of homes in backlog to $252,000 as of December 31, 2007 compared to $374,000 as of December 31, 2006. In Nevada, the cancelation rate increased to 33.0% for the period ended December 31, 2007 from 23.6% for the period ended December 31, 2006.

The decrease in the dollar amount of backlog of homes sold but not closed as described above generally results in a reduction in operating revenues in the subsequent period as compared to the previous period. Revenue from sales of homes, on a consolidated basis, decreased 32.2% to $1.002 billion during the period ended December 31, 2007 from $1.479 billion during the period ended December 31, 2006. A decrease in homebuilding revenues on a project basis is a potential indicator for impairment. If current market prices and home values continue to decrease and cancelation rates increase in the future, the Company’s revenue and liquidity would likely be negatively impacted requiring the Company to assess its homebuilding assets for further impairment.

3.	We note your discussion of the homebuilding environment and the impact that developments in the homebuilding industry have had on your results of operations. Please provide additional quantitative disclosures that convey to investors the current and ongoing risks related to the recoverability of your homebuilding assets as well as the risk that additional charges may need to be recorded.

In future filings, the Company will expand its discussion substantially as follows:

The Company evaluates homebuilding assets for impairments when indicators of potential impairments are present. Indicators of potential impairment include but are not limited to a decrease in housing market values and sales absorption rates. Given the current market conditions in the homebuilding industry, the Company evaluates all homebuilding assets for impairments each quarter. Comparing the 2007 period to the 2006 period, homebuilding revenues decreased 32.2% to $1.002 billion in the 2007 period from $1.479 billion in the 2006 period, the average sales price for homes closed decreased 10.3% to $459,200 in the 2007 period from $512,200 in the 2006 period and net sales orders decreased 15.8% to 1,855 homes in the 2007 period from 2,202 homes in the 2006 period. During 2007, the company recorded impairment losses on real estate assets of $231.1 million. If the Company continues to experience reduced absorption rates and reduced sales prices, the potential for additional inventory impairment will increase.

Financial Condition and Liquidity, Page 40

General

4.	On pages 102 and 116, you indicate that as a common practice required by commercial lenders, you are obligated to repay loans to a level such that they do not exceed certain required loan-to-value or loan-to-cost ratios. Please quantify and disclose these ratios and discuss the impact of such repayments on liquidity and capital resources.

In future filings, the Company will expand its discussion to include a quantification of the required loan-to-value and/or loan-to-cost ratios disclosed. In addition, the Company will discuss the impact of such repayments on liquidity and capital resources. The Company’s disclosure would be substantially as follows (revised disclosures underlined):

Page 102 - Certain joint ventures have obtained financing from construction lenders which amounted to $4,991,000 at December 31, 2007. As common practice required by commercial lenders, all of the joint ventures that have obtained financing are obligated to repay loans to a level such that they do not exceed certain required loan-to-value or loan-to-cost ratios. Each lender has the right to test the ratios by appraising the property securing the loan at the time. Under the provisions of the loan described above, the joint venture is permitted to borrow an amount equal to the lesser of (1) 75% of the net book value of the property or (2) 75% of the aggregate retail value as determined by the lender and subject to an appraisal. Either a decrease in the value of the property securing the loan or an increase in the construction costs could trigger the pay down obligation. The term of the obligation corresponds with the term of the loan and is limited to the outstanding loan balance. If the joint venture were required by the lender to repay loan amounts in order to return the loan balance to the required ratios, the Company is obligated to pay 50% of that amount in accordance with the joint venture operating agreements, which could negatively impact the Company’s liquidity and available capital resources, depending on the severity of the decrease in value or increase in cost.

Page 116 - As a common practice required by commercial lenders, the Company is obligated to repay loans to a level such that they do not exceed certain required loan-to-value or loan-to-cost ratios. Each lender has the right to test the ratios by appraising the property securing the loan at any time. In accordance with the terms of the revolving credit facility loan agreements, the Company is permitted to borrow amounts ranging from 50% to 90% of the lesser of (1) the net book value or (2) the retail value as determined by an appraisal by the lender of the property secured by the facilities. The loan-to-appraised value or loan-to-carrying cost percentage is dependant upon the stage of construction of each lot, which changes during the entitlement and development process of the lot and the subsequent construction of each home, as defined in each agreement. Either a decrease in the value of the property securing the loan or an increase in the construction costs could trigger the pay down obligation. The term of the obligation corresponds with the term of the loan and is limited to the outstanding loan balance. All revolving credit facility balances are subject to these obligations as of December 31, 2007. If property values declined and the ratios defined above required the Company to repay a portion of the amounts outstanding in order to return the loan balances to the required ratios as stated in each agreement, it could significantly reduce the Company’s liquidity and capital resources. The Company could be required to reduce availability on these loans, make payments on these loans from available cash on hand or be required to place additional assets in the borrowing base to secure additional borrowings, if such assets are available.

5.	We remind you that Item 303(A)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative costs of your capital resources. Given the trends and conditions in the homebuilding environment and your land sales transactions which you have discussed elsewhere, please expand your disclosures to comprehensively address the current and potential future impact of these trends and conditions on your liquidity and capital resources.

In future filings, the Company will expand its discussion on known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact liquidity in any material way substantially as follows (revised disclosures underlined):

In 2007, the homebuilding industry experienced continued decreased demand for housing. The decline in demand throughout 2006 and 2007, has resulted in a decrease in new home orders, home closings, average sales prices and gross margins for the Company. These conditions in the industry were fueled by a reduction in housing affordability, limited availability of mortgage financing and increasing levels of housing inventory in the market. These trends have caused reductions in the Company’s overall liquidity, and if such trends continue in the future, the Company’s overall liquidity will continue to be reduced. During 2007 and 2006, the Company incurred impairment losses on real estate assets amounting to $231.1 million and $39.9 million, respectively. The impairments were primarily attributable to slower than anticipated homes sales and lower than anticipated net revenue as a result of a decline in home prices due to excess product in the homebuilding markets in which the Company operates. The Company was required to write-down the book value of certain real estate assets in accordance with Statement No. 144, as defined in Note 1 of “Notes to Consolidated Financial Statements”.

During 2006 and 2007, in response to the declining demand for housing in the homebuilding industry, management of the Company shifted its strategy to focus on generating positive cash flow, reducing overall debt levels and improving liquidity. Management of the Company intends to manage cash flow by reducing inventory levels, reducing expenditures for new construction and reducing land development activities. During the year ended December 31, 2007, the Company generated $34.5 million in cash, including cash flows from operations of $134.5 million. In addition, the cash on hand at December 31, 2007 was $73.2 million.

Based on the strategy described above, the Company entered into certain land sales transactions to improve its liquidity and to reduce its overall debt. On December 26, 2007 and January 7, 2008, the Company entered into ten separate agreements with various affiliates of one of its equity partners (the “Equity Partner Agreements”). Pursuant to the Equity Partner Agreements, the Company agreed to sell to the equity partner affiliates 604 residential lots and 5 model homes in 10 communities in Orange County, San Diego County and Ventura County, California for an aggregate purchase price of $90.6 million in cash. The purchase and sale of 404 of the residential lots and the 5 model homes closed on December 27, 2007 (for an aggregate consideration of approximately $65.9 million) and the remainder of the residential lots closed on January 9, 2008. Prior to the sale, the collective net book value of these lots (as reflected on the Company’s financial statements) was approximately $210.7 million, resulting in a total loss on the sales transactions of $120.1 million. The loss of $40.3 million related to the portion of the land sales which closed in January 2008 has been reflected in the Consolidated Statement of Operations as Impairment Losses on Real Estate Assets for the year ended December 31, 2007. The Company may consider entering into future agreements with the various affiliates of the equity partner to build and market homes in 5 of the 10 communities on behalf of the affiliates. For such services, the Company would receive fees and may, under certain circumstances, receive additional compensation if certain financial thresholds are achieved. Certain of the equity partner affiliates have an option to acquire an additional 23 model homes in 6 of the 10 communities.

Revolving Credit Facilities, page 45

6.	Expand your table to quantify the availability under each credit facility as a result of applying the various borrowing base and concentration limitations. In this regard we note that disclosing the aggregate availability of these facilities in the text following the table does not provide adequate transparency regarding the liquidly these facilities are able to provide.

In future filings, we will expand the table for Revolving Credit Facilities, page 45 substantially as follows:

Loan Commitment Amount (in millions)	Balance Outstanding at December 31, 2007 (in millions)	Undrawn Availability at December 31, 2007 (in millions)	Initial Maturity Date (1)
$30.0	$10.6	$19.3	May 2008
50.0	9.7	18.6	July 2008
50.0	25.3	16.3	September 2008
100.0	31.4	37.6	September 2008
60.0	25.2	21.1	December 2008
35.0	0.1	24.5	April 2008
70.0	37.3	32.5	June 2009

$395.0	$139.6	$169.9

Critical Accounting Policies, page 51

Real Estate Inventories and Cost of Sales, page 51

Impairment of Real Estate Inventories, page 52

7.	You disclose that during 2007 and 2006, the Company incurred impairment losses on real estate assets in the amount of $231.1 million and $39.9 million due to “slower than anticipated home sales and lower than anticipated net revenue due to the decline in the homebuilding industry.” We further note that you recorded additional impairment losses of $80.9 million during the nine months ended September 30, 2008 “due to continued deterioration of market conditions in the housing industry.” In light of these significant losses, your current critical accounting policy and your related basis for the impairment losses of real estate inventories is too general in nature to provide an investor with sufficient information about the impairments themselves and management’s insights and assumptions with regard to the recoverability of your remaining inventory balances. Specifically, we believe you should provide the additional disclosures in future filings:

•

Expand your disclosures to describe the steps that you perform to review your (i) deposits, (ii) land, (iii) construction in progress, (iv) completed inventory, including model homes and (v) inventories not owned. Clarify how you determine which assets should be tested for impairment as well as at what point in time they should be tested for impairment. You state that SFAS 144 requires impairment losses to be reported on real estate when indicators of impairment are present and the undiscounted cash flows estimated to be generated by real estate inventories are less than the carrying amount of such assets. However, it is not clear what indicators of impairment help you to determine that an impairment exists. Please expand your discussion to state the types of events and circumstances that you believe indicate impairment. Please address how frequently you evaluate for these types of events and circumstances;

In future filings, the Company will expand its discussion on the Critical Accounting Policies for Real Estate Inventories and Cost of Sales and Impairment of Real Estate Inventories substantially as follows (revised disclosures underlined):

Impairment of Real Estate Inventories

The Company accounts for its real estate inventories (including land, construction in progress, completed inventory, including models, and inventories not owned) under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“Statement No. 144”).

Statement No. 144 requires impairment losses to be recorded on real estate inventories when indicators of impairment are present and the undiscounted cash flows estimated to be generated by real estate inventories are less than the carrying amount of such assets. Indicators of impairment include a decrease in demand for housing due to softening market conditions, competitive pricing pressures which reduce the average sales prices of homes including an increase in sales incentives offered to buyers, slowing sales absorption rates, decreases in home values in the markets in which the Company operates, significant decreases in gross margins and a decrease in project cash flows for a particular project. The Company has experienced a trend of decreasing absorption rates from 2005 to 2007. During the 2005 period, absorption rates for the Company approximated a range of 2 to 5 new home orders per project, per month. During the 2007 period, absorption rates approximated a range of 0.4 to 1.4 new home orders per project, per month.

For land, construction in progress, completed inventory, including model homes, and inventories not owned, the Company estimates expected cash flows at the project level by maintaining current budgets using recent historical information and current market assumptions. The Company updates project budgets and cash flows of each real estate project on a quarterly basis to determine whether the estimated remaining undiscounted future cash flows of the project are more or less than the carrying amount (net book value) of the asset. If the undiscounted cash flows are more than the net book value of the project, then there is no impairment. If the undiscounted cash flows are less than the net book value of the asset, then the asset is deemed to be impaired and is written-down to its fair value.

Fair value represents the amount at which an asset could be bought or sold in a current transaction between willing parties (i.e., other than a forced or liquidation sale). Management determines the estimated fair value of each project by determining the present value of estimated future cash flows at discount rates that are commensurate with the risk of each project. The estimation process involved in determining if assets have been impaired and in the determination of fair value is inherently uncertain because it requires estimates of future revenues and costs, as well as future events and conditions. As described more fully above in the section entitled “Real Estate Inventories and Cost of Sales”, estimates of revenues and costs are supported by the Company’s budgeting process, and are based on recent sales in backlog, pricing required to get the desired pace of sales, pricing of competitive projects, incentives offered by competitors and current estimates of costs of development and construction.

Under the provisions of Statement No. 144, the Company is required to make certain assumptions to estimate undiscounted future cash flows of a project, which include: (i) estimated sales prices, including sales incentives, (ii) anticipated sales absorption rates and sales volume, (iii) project costs incurred to date and the estimated future costs of the project based on the project budget, (iv) the carrying costs related to the time a project is actively selling until it closes the final unit in the project, and (v) alternative strategies including selling the land to a third party or temporarily suspending development at the project. Each project has different assumptions and is based on management’s assessment of the current market conditions that exist in each project location. The Company’s assumptions include moderate absorption increases in certain projects beginning in 2009. In addition, the Company has assumed some moderate reduction in sales incentives in certain projects in certain markets beginning in 2009.

During the years ended December 31, 2006 and 2007, the discount rates used in the Company’s estimated discounted cash flow assessments were 8% to 14%. Interest incurred allocated to each project is included in future cash flows at effective borrowing rates of 6% for the 2006 period and 8% for the 2007 period, which would yield discount rates of 13% to 18% for the 2006 period and 15% to 20% for the 2007 period.

The assumptions and judgments used by the Company in the estimation process to determine the future undiscounted cash flows of a project and its fair value are inherently uncertain and require a substantial degree of judgment. The realization of the Company’s real estate inventories is dependent upon future uncertain events and market conditions. Due to the subjective nature of the estimates and assumptions used in determining the future cash flows of a project, the continued decline in the current housing market, the uncertainty in the banking and credit markets, actual results could differ materially from current estimates.

•

Separately quantify and address any write-offs related to each of these above referenced inventory components. Discuss how you determined the amount of the write-off that was necessary. Please discuss the significant estimates and assumptions used to determine estimated future cash flows and fair value, including but not limited to projected home sales price, absorption rate, timing and amounts of estimated future cash flows, and discount rates. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others. Please also disclose when your projections assume an improvement in market conditions. Also address the determining factors you have identified to access the appropriateness of moving forward with land development or to write-off related amounts;

We note that this comment is addressed, in part, by the discussion set forth above and in Comment 8 below. In addition, in future filings, the Company will further expand its discussion on the Critical Accounting Policies for Real Estate Inventories and Cost of Sales and Impairment of Real Estate Inventories substantially as follows (revised disclosures underlined):

Management assesses land deposits for impairment when estimated land values are deemed to be less than the agreed upon contract price. The Company considers changes in market conditions, the timing of land purchases , the ability to renegotiate with land sellers the terms of the land option contracts in question, the availability and best use of capital, and other factors. The Company records abandoned land deposits and related preacquisition costs in cost of sales-land in the consolidated statement of operations in the period that it is abandoned.

The following table summarizes inventory impairments and write-offs of land deposits and pre-acquisition costs recorded during the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Inventory impairments related to:
Land under development and homes completed and under construction	$184,719	$39,895	$—
Land held for sale or sold	46,401	—	4,600

Total inventory impairments	$231,120	$39,895	$4,600

Number of projects impaired during the year	42	13	1

Number of projects assessed for impairment during the year	84	68	1

Write-off of land deposit and pre-acquisition costs	$19,800	$10,790	$453

The Company may incur impairments on real estate inventories in the future, if the homebuilding industry continues to experience the deteriorating market conditions identified above. In addition, the Company may incur impairments in the future if it is unable to hold its temporarily suspended projects until market conditions improve.

•	Please disclose the number of communities tested for impairment during each period presented, and the total number of communities which exist at the end of each period presented; and

The requested disclosure is contained in the proposed disclosure set forth above.

•

Please expand your disclosures to provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.

The requested disclosure is contained in the proposed disclosure set forth above and as discussed in Comment 5 above and in Comment 8 below.

8.	Fully consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff’s view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your homebuilding assets, such information may be required to be disclosed if it would be material and useful to investors. For example, if you have significant amounts of inventory for which you determine the fair value is close to your book value, you should consider how you can constructively convey the potential risk associated with these inventory amounts. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation.

In future filings, the Company will address material implications of uncertainties associated with the assumptions and estimates underlying the methods used and described in the Critical Accounting Policies section of MD&A as described in the Company’s response to Comment 7, above. In addition, the Company will expand its disclosure substantially as follows:

These estimates are dependent on specific market or sub-market conditions for each subdivision. While we consider available information to determine what we believe to be our best estimates as of the end of a reporting period, these estimates are subject to change in future reporting periods as facts and circumstances change. Local market-specific conditions that may impact these estimates for a subdivision include:

•	historical subdivision results, and actual operating profit, base selling prices and home sales incentives;

•	forecasted operating profit for homes in backlog;

•	the intensity of competition within a market or sub-market, including publicly available home sales prices and home sales incentives offered by our competitors;

•	increased levels of home foreclosures;

•	the current sales pace for active subdivisions;

•	subdivision specific attributes, such as location, availability of lots in the sub-market, desirability and uniqueness of subdivision location and the size and style of homes currently being offered;

•	changes by management in the sales strategy of a given subdivision; and

•	current local market economic and demographic conditions and related trends and forecasts.

These and other local market-specific conditions that may be present are considered by personnel in our homebuilding divisions as they prepare or update the forecasted assumptions for each subdivision. Quantitative and qualitative factors other than home sales prices could significantly impact the potential for future impairments. The sales objectives can differ among subdivisions, even within a given sub-market. For example, facts and circumstances in a given subdivision may lead us to price our homes with the objective of yielding a higher sales absorption pace, while facts and circumstances in another subdivision may lead us to price our homes to minimize deterioration in our home gross margins, even though this could result in a slower sales absorption pace. Furthermore, the key assumptions included in our estimated future undiscounted cash flows may be interrelated. For example, a decrease in estimated base sales price or an increase in home sales incentives may result in a corresponding increase in sales absorption pace. Additionally, a decrease in the average sales price of homes to be sold and closed in future reporting periods for one subdivision that has not been generating what management believes to be an adequate sales absorption pace may impact the estimated cash flow assumptions of a nearby subdivision. Changes in our key assumptions, including estimated construction and land development costs, absorption pace, selling strategies or discount rates could materially impact future cash flow and fair value estimates. Due to the number of possible scenarios that would result from various changes in these factors, we do not believe it is possible to develop a sensitivity analysis with a level of precision that would be meaningful to an investor.

Controls and Procedures, page 56

9.	Please confirm, if true, that your disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2007. If your disclosure controls and procedures are effective at the reasonable assurance level, please revise your disclosure accordingly.

Management concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2007.

Accordingly, the Company’s disclosure will be revised substantially as follows:

Evaluation of Disclosure Controls and Procedures. An evaluation was performed under the supervision and with the participation of the Company’s management, including its principal executive officer and principal financial officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this Annual Report. Although the Company’s disclosure controls and procedures have been designed to provide reasonable assurance of achieving their objectives, there can be no assurance that such disclosure controls and procedures will always achieve their stated goals under all circumstances.

Financial Statements

Note 1 – Summary of Significant Accounting Procedures, page 88

Segment Information, page 88

10.

During our review of your Form 10-K for the year ended December 31, 2005, we issued a comment regarding the aggregation of your five geographic homebuilding regions into a single homebuilding segment. In a response letter dated August 18, 2006, you indicated that you had terminated registration of your common stock and that you had announced that your subsidiary, William Lyon Homes, Inc. intended to withdraw its 10  3/4 % Senior Notes and its 7  1/2 % Senior Notes from listing on the New York Stock Exchange. You further noted that William Lyon Homes, Inc. also had 7  5/8% Senior Notes outstanding that were not listed on the New York Stock Exchange and that following the delistings, William Lyon Homes, Inc. intended to terminate the registration of its Senior Notes under the Securities Exchange Act of 1934. Based on that information, we did not pursue the segment issue at that time. However, given your continued reporting under the Exchange Act, we have the following comments regarding your segment reporting.

As described in paragraph 3 of FAS 131, the objective of requiring disclosures about segments of an enterprise and related information is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements:

a.	Better understand the enterprise’s performance;

b.	Better assess its prospects for future net cash flows; and

c.	Make more informed judgments about the enterprise as a whole.

Because homebuilders primarily operate in a single type of business activity, the purpose of segment reporting is to provide information about the different economic environments is which you operate. Further, because the nature of your business is tied to geography and is in fact managed on that basis, geographic areas, in effect, appear to represent your different economic environments.

You have indicated that each of your five homebuilding regions represent your operating segments. It is unclear to us whether you have operating segments at a lower level of reporting (i.e. the projects and communities you have identified on pages 8 through 11 of your Form 10-K). This designation however may result in the identification of a large number of operating segments. Considering the guidance of paragraph 24 of SFAS 131, we note that there are practical limits to the number of reportable segments that would be useful to users of your financial statements. We further recognize that one may interpret paragraph 17 to imply that certain operating segments should not be aggregated due to their economic dissimilarity. We acknowledge that this interpretation presents considerable implementation problems. Therefore, we do not object to the concept of large regional reportable segments because of:

•	the strong geographic nature of your business;

•	the guidance of paragraph 24, which limits the usefulness of too many reportable segments; and

•	other practical implementation issues.

We caution you that even if your five homebuilding regions appear to show similar economic characteristics, this should not be considered an indication that further levels of aggregation are appropriate. We remind you that this basic aggregation principle is applied at the operating segment level and as indicated above it is unclear whether your operating segments may be at your project or communities level. In addition, based on the information you provided in your August 18, 2006 response, we do not concur that your five homebuilding regions historically showed similar economic characteristics.

As such, please revise future filings to provide the disclosures required by paragraphs 27 and 28 of SFAS 131 for each of your five homebuilding regions. In addition, your disclosures should clarify the following:

•	In each periodic report you should disclose each component of your reportable segments;

•	To the extent that your involvement in any smaller region would be helpful to users, you should disclose that fact;

•

You should provide a robust MD&A to identify and quantify the activities and expected trends and uncertainties of the individual regions or operating segments included in each reportable segment, where such information is useful to an understanding of your operations; and

•	Please also disclose your contract cancellations and impairments in dollar amount, by geographic segment and comparatively for each period in your MD&A.

In future filings, we will provide the disclosures required by paragraphs 27 and 28 of SFAS 131 for each of our homebuilding operating segments. In the Summary of Significant Accounting Policies, we will revise our Segment Information disclosure substantially as follows:

Segment Information

The Company operates two principal businesses: Homebuilding and financial services (consisting of mortgage origination and escrow services operations). In accordance with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”), the Company has determined that each of its operating divisions and its financial services operations are its operating segments. Corporate is a non-operating segment.

The Company’s homebuilding operations design, construct and sell a wide range of homes designed to meet the specific needs of each of it markets. In accordance with the aggregation criteria defined in SFAS 131, the Company’s homebuilding operating segments have been grouped into three reportable segments: California, consisting of operating divisions in Southern California and Northern California; Arizona, consisting of an operating division in the Phoenix, Arizona metropolitan area: and Nevada, consisting of an operating division in the Las Vegas, Nevada metropolitan area. In particular, the Company has determined that the homebuilding operating divisions within their respective reportable segments have similar economic characteristics, including similar historical and expected future long-term gross margin percentages. In addition, the operating divisions also share all other relevant aggregation characteristics prescribed in SFAS 131, such as similar product types, production processes and methods of distribution.

The Company’s mortgage origination operations provide mortgage financing to the Company’s homebuyers in substantially all of the markets in which the Company operates. The Company’s escrow services operations provide escrow processing services to the Company’s homebuyers in substantially all of the markets in which the Company operates. The Company’s financial services segment did not meet the materiality thresholds which would require disclosure for the years ended December 31, 2007, 2006 and 2005, and accordingly, is not separately reported. In addition, the Company’s mortgage origination operations will be discontinued effective March 1, 2009.

Corporate is a non-operating segment that develops and implements strategic initiatives and supports the Company’s operating divisions by centralizing key administrative functions such as finance and treasury, information technology, risk management and litigation, and human resources.

Segment financial information relating to the Company’s homebuilding operations was as follows:

	Year Ended December 31,
	2007	2006	2005
	(in thousands)
Homebuilding revenues:
California	$882,645	$1,084,628	$1,382,434
Arizona	134,153	208,084	267,949
Nevada	88,559	199,509	206,000

Total homebuilding	$1,105,357	$1,492,221	$1,856,383

	Year Ended December 31,
	2007	2006	2005
	(in thousands)
Homebuilding pretax income (loss):
California	$(278,092)	$87,349	$237,690
Arizona	19,639	50,994	78,099
Nevada	(46,340)	14,137	45,761
Corporate	(11,957)	(28,771)	(46,770)

Total homebuilding	$(316,750)	$123,709	$314,780

Homebuilding pretax income (loss) includes the following pretax inventory and goodwill impairment charges recorded in the following segments:

	Year Ended December 31, 2007
	California	Arizona	Nevada	Total
	(in thousands)
Inventory impairments	$187,533	$—	$43,587	$231,120
Goodwill impairments	—	—	—	—

Total impairments	$187,533	$—	$43,587	$231,120

	Year Ended December 31, 2006
	California	Arizona	Nevada	Total
	(in thousands)
Inventory impairments	$29,796	$—	$10,099	$39,895
Goodwill impairments	—	—	—	—

Total impairments	$29,796	$—	$10,099	$39,895

	Year Ended December 31, 2005
	California	Arizona	Nevada	Total
	(in thousands)
Inventory impairments	$4,600	$—	$—	$4,600
Goodwill impairments	—	—	—	—

Total impairments	$4,600	$—	$—	$4,600

Homebuilding pretax income (loss) includes the following pretax gain (loss) on sales of lots, land and other recorded in the following segments:

	Year Ended December 31, 2007
	California	Arizona	Nevada	Total
	(in thousands)
Gain (loss) on sales of lots, land and other
Operating revenue	$83,559	$19,249	$—	$102,808
Operating costs	(190,256)	(15,004)	(343)	(205,603)

Gain (loss) on sales of lots, land and other	$(106,697)	$4,245	$(343)	$(102,795)

	Year Ended December 31, 2006
	California	Arizona	Nevada	Total
	(in thousands)
Gain (loss) on sales of lots, land and other
Operating revenue	$7,540	$2,423	$3,564	$13,527
Operating costs	(12,550)	(1,705)	(2,269)	(16,524)

Gain (loss) on sales of lots, land and other	$(5,010)	$718	$1,295	$(2,997)

	Year Ended December 31, 2005
	California	Arizona	Nevada	Total
	(in thousands)
Gain (loss) on sales of lots, land and other
Operating revenue	$45,295	$66,021	$—	$111,316
Operating costs	(20,492)	(24,282)	—	(44,774)

Gain (loss) on sales of lots, land and other	$24,803	$41,739	$—	$66,542

	December 31,
	2007	2006
	(in thousands)
Homebuilding assets:
California	$867,276	$1,287,297
Arizona	202,483	213,359
Nevada	172,789	170,431
Corporate (1)	132,780	207,508

Total homebuilding assets	$1,375,328	$1,878,595

(1)	Comprised primarily of cash and receivables.

*******

In future filings, the Company will also provide a robust MD&A to identify and quantify the activities and expected trends and uncertainties of the individual operating segments, which will include disclosure of contract cancelations and impairments by geographic segment and comparatively for each period in the Company’s MD&A.

Note 6 – Notes Payable and Senior Notes, page 103

Consolidating Statement of Cash Flows, page 112

11.	Your December 31, 2007 and 2006 consolidating balance sheet reflects material intercompany receivable and intercompany payables. Please tell us how you determined that changes in intercompany receivables and payables should be classified as operating activities instead of financing activities. The guidance in paragraph 18 and 136 of SFAS 95 regarding the classification of intercompany advances may be relevant.

After consideration of the guidance in paragraphs 18 and 136 of SFAS 95 regarding the classification of intercompany advances, we have determined that the changes in intercompany receivables/payables should be classified as financing activities instead of operating activities. In future filings, we will revise the classification of these changes accordingly.

Form 10-Q for the Quarter Ended September 30, 2008

General

12.	Please address the above comments in your interim filings as well.

We will address all of the above comments in our future interim filings.

Note 4 – Real Estate Inventories, page 19

13.	Given that you have temporarily suspended all development, sales and marketing activities of thirteen projects during 2008, please tell us whether the real estate assets of those thirteen projects were separately assessed for impairment as of December 31, 2007. If they were separately assessed for impairment as of December 31, 2007, please tell us how your decision to temporarily suspend these projects affected the underlying assumptions used for your impairment analysis subsequent to December 31, 2007. If they were not separately assessed for impairment as of December 31, 2007, please clarify why not.

In accordance with the Company’s policy, the real estate assets of the thirteen projects where we temporarily suspended all development, sales and marketing activities were separately assessed for impairment as of December 31, 2007. Each of the Company’s projects is separately assessed on a quarterly basis whether temporarily suspended or active. The decision to temporarily suspend these projects affected the underlying assumptions used for our impairment analysis subsequent to December 31, 2007 as follows:

•	Resumption of development, sales and marketing activities was assumed to begin 6-36 months later, depending upon market conditions in each project area.

•

Sales prices used in the impairment analysis subsequent to December 31, 2007 were generally substantially less than the prices used in the impairment analysis at December 31, 2007. The reduction in sales prices was based upon the continued deterioration of market conditions in the homebuilding industry and pressures from competitors in the marketplace in the form of reduced sales prices or increased incentives.

•

In certain projects, subsequent purchases of remaining land under land takedown arrangements were assumed to be made at discounts as compared with the purchase price used in the impairment analysis at December 31, 2007, based upon successful re-negotiations with the seller resulting in similar discounts for completed land takedowns in related projects.

•	All future carrying costs (interest, property taxes, maintenance) were included in the undiscounted cash flow analysis in order to assess whether the Company’s projects were impaired.

Financial Condition and Liquidity, page 46

14.	You indicate that you believe that your current borrowing capacity and increases reasonably available to you, cash on hand and anticipated net cash flows from operations are and will be sufficient to meet current and reasonably anticipated liquidity needs on both a near term and long-term basis (and in any event for the next twelve months) for funds to build homes, run your day-to-day operations, acquire land and capital assets and fund mortgage operations. We note that your homebuilding revenues decreased by 42.4% or $279.7 million from the nine months ended September 30, 2007 to the nine months ended September 30, 2008. In addition, on page 52, you indicate that at September 30, 2008, you had available borrowings of $9.7 million under the Revolving Credit Facility. Given the information above, please discuss the significant changes in these sources of cash from period to period and the impact of these changes on your liquidity and capital resources. Please, further, advise how you determined that these sources will still be sufficient to meet your needs over the next twelve months. Please disclose if you expect any alternative sources of funding to be available in the future.

See response to Comments 14 and 15, collectively, below.

15.	At December 31, 2007, you had available borrowings of $169.9 million under the Revolving Credit Facility. At September 30, 2008, your available borrowings significantly declined to $9.7 million under the Revolving Credit Facility as limited by the borrowing base formulas. Please expand your disclosures to explain the reasons for the decrease in available borrowings and whether you expect further decreases in future periods. Please discuss the potential impact of reductions in the availability of borrowings on your current and future liquidity. Please also discuss the impact on your access to new capital and interest rates on current and/or future debt. Please discuss the impact, if any, on your business, results of operations and financial condition as well.

Comment 14 and 15–

In future filings, the Company will expand its discussion on Financial Condition and Liquidity, substantially as follows (revised disclosures underlined):

Page 46 - The Company provides for its ongoing cash requirements principally from internally generated funds from the sales of real estate, outside borrowings and by forming new joint ventures with venture partners that provide a substantial portion of the capital required for certain projects. The Company currently has outstanding 7 5/8% Senior Notes due 2012, 10 3/4% Senior Notes due 2013 and 7 1/2% Senior Notes due 2014 and maintains secured revolving credit facilities (“Revolving Credit Facilities”). The Company has financed, and may in the future finance, certain projects and land acquisitions with construction loans secured by real estate inventories, seller provided financing and land banking transactions. The Company believes that its current borrowing capacity and increases reasonably available to it, cash on hand, income tax refund receivables and anticipated net cash flows from operations are and will be sufficient to meet its current and reasonably anticipated liquidity needs on both a near-term and long-term basis (and in any event for the next twelve months) for funds to build homes, run its day-to-day operations, acquire land and capital assets and fund its mortgage operations.

Beginning in 2006 and continuing into 2008, in response to the declining demand for housing in the homebuilding industry, and the resulting decrease in homebuilding revenues of 42.4% from the nine months ended September 30, 2007 to the nine months ended September 30, 2008, the management of the Company shifted its strategy to focus on generating positive cash flow, reducing overall debt levels and improving liquidity. The management of the Company intends to manage cash flow by reducing inventory levels, reducing expenditures for new construction and reducing land development. For the nine months ending September 30, 2008, the Company generated $41.8 million in cash flows, including $43.4 million of cash flows from operations, compared to a use of cash of $4.3 million in the 2007 period. In addition, the Company has increased its cash on hand to $115.0 million as of September 30, 2008, up from $73.0 million as of December 31, 2007.

On September 30, 2008 the Company borrowed a significant amount of its cash availability under the Revolving Credit Facilities (approximately $33.8 million), due to the Company’s concerns regarding the instability in the credit and capital markets which was affecting the banking system, and retained these borrowings as cash on hand. The available borrowings on the Company’s Revolving Credit Facilities decreased to $9.7 million at September 30, 2008 down from $169.9 million as of December 31, 2007, which decrease was partially due to the borrowings described above. The availability under the Revolving Credit Facilities will fluctuate in the future as a result of paydowns when homes close and as new phases of construction are started and added to the borrowing base. In addition, as the credit and capital markets stabilize in the future, the

Company would expect to utilize a portion of its cash on hand to fund future construction and other costs which would cause the availability under the Revolving Credit Facilities to increase. Further, the Company expects to receive a federal income tax refund of approximately $41.6 million in January 2009 as a result of the carryback of estimated 2008 tax losses to 2006.

There is no assurance, however, that future cash flows will be sufficient to meet the Company’s future capital needs. The amount and types of indebtedness that the Company may incur may be limited by the terms of the indentures and credit agreements or other agreements governing the Company’s senior note obligations, revolving credit facilities and other indebtedness.

16.	You indicate that you received a waiver from each of your respective lenders for non-compliance with the tangible net worth covenant for the quarter ended December 31, 2007. You also indicate that modifications for the facilities of $100.0 million and $35.0 million were effective January 1, 2008. The tangible net worth shall not be less than $175.0 million. Please discuss the potential impact on your liquidity and capital resources if you do not comply with these covenants and are unable to obtain a waiver of compliance in the future. Specifically, you should state whether non-compliance with any covenants could lead to the acceleration of payments due under any of your debt arrangements. Given your recent modifications and waivers, please provide a tabular presentation of the required ratios as well as your actual ratios as of each reporting period. Your disclosure should include your tangible net worth and any other covenants which provide a better understanding of your covenant restrictions.

In future filings, the Company will revise its disclosure regarding financial covenants under its Revolving Credit Facilities (page 48 in Form 10-Q for the Quarter Ended September 30, 2008) substantially as follows (revised disclosures underlined):

Under the modified revolving credit facilities, the Company is required to comply with a number of covenants, the most restrictive of which require the Company to maintain:

•	A tangible net worth, as defined, of $175.0 million;

•	A ratio of total liabilities to tangible net worth, each as defined, of less than 5.00 to 1; and

•	Minimum liquidity, as defined, of at least $20.0 million.

As of and for the period ending September 30, 2008, the Company is in compliance with these covenants. If market conditions continue to deteriorate, the financial covenants contained in the Company’s Revolving Credit Facilities will continue to be negatively impacted. Under these circumstances, the lenders under the Revolving Credit Facilities would need to provide the Company with additional covenant relief if the Company is to avoid future noncompliance with these financial covenants. If the Company is unable to obtain requested covenant relief or is unable to obtain a waiver for any covenant non-compliance, the Company could be prohibited from making further borrowings under the Revolving Credit Facilities and the Company’s obligation to repay indebtedness under the Revolving Credit Facilities and the Senior Notes could be accelerated. The Company can give no assurance that in such an event, the Company would have, or be able to obtain, sufficient funds to pay all debt that the Company would be required to repay.

The Company’s covenant compliance for the Revolving Credit Facilities at September 30, 2008 is detailed in the table set forth below:

Covenant and Other Requirements	Covenant Actual at September 30, 2008	Requirements at September 30, 2008		Modified Covenant Requirements at December 31, 2008
	(Dollars in millions)
Tangible Net Worth (1) (2)	$188.5	≥	$175.0	≥	$90.0
Ratio of Total Liabilities to Tangible Net Worth (3)	4.32	<	5.00	<	5.00
Minimum Liquidity	$124.7	≥	$20.0	≥	$30.0

(1)	Tangible Net Worth was calculated based on the stated amount of stockholders’ equity less intangible assets of $13.4 million as of September 30, 2008.

(2)

In October 2008, the Company purchased $71.9 million principal amount of its outstanding Senior Notes at a cost of $16.8 million, plus accrued interest, resulting in a net gain of $54.0 million. The financial impact of this transaction was to increase the Company’s tangible net worth by approximately $54.0 million. If this transaction had occurred on September 30, 2008, the Company’s tangible net worth at September 30, 2008 would have been $242.5 million.

(3)	Covenant waived for the quarter ended December 31, 2008 through the quarter ended December 31, 2009.

17.	On pages 49 and 50, you indicate that you repaid a portion of all three of your Senior Notes resulting in significant gains. Please discuss the impact of such repayments on your liquidity and capital resources, including but not limited to the impact on your interest payment obligations.

In future filings, the Company will expand its disclosure under Financial Condition and Liquidity to include disclosures in substantially the following form:

As described below, in October 2008, the Company purchased, in privately negotiated transactions, $71.9 million principal amount of its outstanding 7 1/2%, 10 3/4% and 7 5/8% Senior Notes at a cost of $16.8 million, plus accrued interest. The net gain from the purchases, after giving effect to amortization of related deferred loan costs and unamortized discount costs, was $54.0 million. Upon settlement of these transactions, the Company authorized these notes to be cancelled, leaving $478.1 million in principal amount outstanding. The financial impact of this retirement of debt was to reduce the Company’s liquidity by approximately $16.8 million and to increase the Company’s net tangible worth by approximately $54.0 million as a result of the gain realized upon these purchases. In addition, the Company’s future interest obligations on its Senior Notes have been reduced by approximately $6.4 million on an annual basis. If the retirement of debt had occurred on September 30, 2008, the Company’s overall liquidity would have been reduced from approximately $124.7 million to approximately $107.9 million. Management of the Company concluded that the reduction in the Company’s overall liquidity was prudent in view of the significant reduction in future interest obligations over the next four to five years and the substantial increase in the Company’s tangible net worth as a result of this reduction in debt at a significant discount to face value.

* * * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any questions, please contact me at (949) 476-5475 or mike.grubbs@lyonhomes.com or Doug Harris, Senior Vice President, Corporate Controller at (949) 476-5420 or doug.harris@lyonhomes.com.

Very truly yours,
WILLIAM LYON HOMES

/s/ Michael D Grubbs
Michael D. Grubbs
Senior Vice President
Chief Financial Officer